UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Building 1, No. 23 Panlong West Road

Pinggu District, Beijing

People’s Republic of China

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,321,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,321,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,321,000 ordinary shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)		Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)		Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)		Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

Introduction

This Amendment No. 7 to Schedule 13D (this “Amendment No.7”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018, the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019, the Amendment No. 4 filed under Schedule 13D/A on January 24, 2020, the Amendment No. 5 filed under Schedule 13D/A on March 20, 2020 and the Amendment No. 6 filed under Schedule 13D/A on May 5, 2020 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (together with PWM and Cross Mark, the “Reporting Persons”) relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.7 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.7 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On May 8, 2020, the transactions contemplated by the PWM SPA were completed, where Double Double acquired an aggregate of 615,000 Ordinary Shares from PWM, and Point Forward acquired an aggregate of 385,000 Ordinary Shares from PWM.

On May 8, 2020, PWM utilized a portion of the proceeds from the sale of 1,000,000 Ordinary Shares under the PWM SPA to fully prepay all outstanding principal amount and accrued interest under the Margin Loan Agreement, upon which all Ordinary Shares charged by PWM in favor of the Agent under the Debenture were released pursuant to the terms of the Debenture.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2020

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng